Exhibit 4.2(f)

TIM STOCK OPTION PLAN 2002-2003

FOR MANAGERS/EMPLOYEES OF TELECOM ITALIA MOBILE

RULES

1	Description and object of the Plan

1.1.

Using the powers conferred on it by the extraordinary shareholders’ meeting of Telecom Italia Mobile S.p.A. (“the Company”), by a resolution passed on 10 October 2000 (the “Approval Resolution”), a stock option plan (the “Plan”) is drawn up, aimed at individual managers/employees identified as strategic resources of the Company as described in point 2 (“Recipients).

1.2

The Plan consists of the allocation to each of the Recipients (“Time of Allocation”) of a number of options (“Options”, as defined in point 3), determined pursuant to point 2, to be exercised under the terms and conditions laid down in point 5.

1.3

During the period of the Plan the Company’s Board of Directors (the “Board of Directors”) will approve, on one or more occasions, an increase in capital in accordance with the combined effect of the last paragraph of Article 2441 of the Civil Code and Article 134.3 of Legislative Decree 58/1998 for the Plan using the powers conferred on it pursuant to Article 2443 of the Civil Code by the Approval Resolution.

2	Recipients

2.1.

Recipients are the managers/employees of the Company, or its subsidiary or parent companies (collectively the “Group”), with special responsibilities of a strategic and/or operational nature in the Company or in the Group companies in which they work.

2.2.

The list of Recipients, the relevant number of Options and possibly the lesser number thereof for those participating in similar plans promoted by other Group companies are approved by the Board of Directors.

2.3	If, during the course of the Plan, changes are made to the organizational or corporate structure, the Board of Directors will take the consequent decisions as necessary.

2.4

Each Recipient will be notified of his inclusion in the Plan, specifying, inter alia, the extent of his participation (number of “Options Allocated”), the Issue Price as defined in point 3.4, and any additional terms and conditions for the exercise of the Options, as defined in point 5.

An analogous notification will be made concerning the indication of the time periods (“Exercise Periods”) as of which, following the relevant vesting period, it will be possible to exercise the Options and subscribe for the corresponding Shares, as defined in point 3.1.

Notifications will be made in the manner provided for in point 6.

3	Characteristics of the Options

3.1.

The Options will grant each Recipient the right to subscribe for the ordinary shares in the Company (the “Shares”) to be issued, pursuant to the Approval Resolution, at the Issue Price (as defined in point 3.4), in the ratio of one Share, with normal entitlement, for every Option allocated, save as provided for in point 3.5.

3.2.

The procedures, period and terms and conditions for the exercise of the Options will be laid down by the Board of Directors. Any Options not exercised in accordance with the aforesaid time limits, terms and conditions will be forfeit and consequently will no longer grant any rights to the Recipient or to his successors in the event of death.

3.3.	The Options will be personal and non-transferable between living persons.

3.4.

The unit price at which the Shares will be issued, for the exercise of the Options by the Recipients and the resulting subscription to the increase in capital reserved for them, will be equal to the average of the official prices of the Shares recorded on the MTA market organized and operated by Borsa Italiana S.p.A. in the month preceding the offer date, as indicated in Article 48, second paragraph, subparagraph g-bis), of the Income Tax Code (the “Issue Price”).

3.5.

If necessary to maintain the essential content and the object of the Plan substantially unchanged and without prejudice to the provisions of point 3.6, the Company’s Board of Directors will instigate the procedures for approval by the competent Company bodies in order to adjust the procedures, terms and conditions and time limits for the exercise of the Options in the event of transactions involving the share capital or extraordinary corporate actions, changes to the laws or regulations or the occurrence of any other circumstances that make such adjustments necessary.

3.6.

Any withholdings and contributions the Company is required to make or pay or the fulfilment of any individual declaration obligations, if required by the current tax and social security regulations, will naturally remain exclusively for the Recipient’s account.

If, owing to amendments to the applicable laws and regulations, the implementation of the Plan involves tax or social security charges for the Company, the Company’s Board of Directors will take the decisions necessary to reduce or neutralize the impact to protect the Company itself.

The social security and tax system of the Recipients of the Plan resident abroad for tax purposes will be that of the tax jurisdictions involved.

3.7	Any adjustments referred to in points 3.5 and 3.6 will be notified to the Recipients in the manner specified in point 6.

4.	Exercise Periods

4.1

The Board of Directors or its duly authorized representative will fix the start of the Exercise Periods from which it will be possible for the Recipients to exercise the Options on a continuous basis, that is to say without interruption except in the cases where the provisions of point 5.9 apply.

5	Exercise of Options

5.1.

Each Recipient may exercise all or part of the Exercisable Options (meaning the Options for which the vesting period has ended) in accordance with the time limits and procedures laid down by the Board of Directors, or by its duly authorized representative, that will be notified to the Recipients in the manner specified in point 6.

5.2.

An essential condition for the exercise of the Options is the continued existence of an employment relationship between the Recipient and the Company or another company of the Group at the time of exercising the Options, even if different from the company with which such relationship existed at the Time of Allocation, save as provided for in points 5.4, 5.5, 5.6, 5.7 and 5.8.

5.3.

In the event of dismissal for just cause or on justified subjective grounds, or in the event of resignation other than for just cause, the Recipient, with effect from the date of notification of termination of employment, will definitively forfeit all the Options Allocated, including any Exercisable Options not yet exercised.

5.4.

In the event of termination of the employment relationship by mutual consent, or dismissal on justified objective grounds or resignation for just cause, the Recipient will maintain the right to exercise the Exercisable Options, which must be exercised within two months of the termination of employment. Instead, the Recipient will definitively forfeit Options Allocated but not yet Exercisable with effect from the date of notification of termination of employment.

5.5.

In the event of dismissal as age limits have been reached or resignation due to retirement, the Recipient will maintain the right to exercise the Options Allocated under the same terms and conditions as the managers in service.

5.6.

If the company or branch of business in which the Recipient is employed exits the Group, the Recipient will maintain the right to exercise the Exercisable Options, which must be exercised within two months of the effective date of the transfer. Instead, the Recipient will definitively forfeit the Options Allocated but not yet Exercisable with effect from the effect date of the transfer. The Company’s Board of Directors, or its duly appointed representative, may nonetheless establish longer periods for the exercise of the aforesaid Exercisable Options, or permit the possible exercise of all or part of the Options Allocated but not yet Exercisable, fixing the time limits and procedures for that purpose.

5.7.

If a cash and/or exchange tender offer is made for the Shares, the Recipient will maintain the right to exercise the Exercisable Options. The Company’s Board of Directors or its duly appointed representative, by way of derogation from the provisions laid down, may permit the early exercise of all or part of the Options Allocated but not yet Exercisable, fixing the time limits and procedures for that purpose.

5.8.

In the event of succession in the event of death, the beneficiary or beneficiaries will maintain the right to exercise all the Options Allocated under the same terms and conditions as the managers in service, subject to fulfilment of the obligations laid down by the applicable laws and regulations.

5.9

In any event, the right of exercise will be suspended from the tenth stock exchange trading day preceding that of the convening at the first call of shareholders’ meetings of the Company in which shareholders holding ordinary shares will participate up to and including the date on which the meeting is held, at the first or a later call, and in any case up to the first day the Shares are quoted “ex” in the event of the payment of dividends and in any other case considered necessary by the Company’s Board of Directors, directly or through its duly appointed representative.

6	Notifications

6.1

Notifications to be made to the Recipients pursuant to these Rules will be made in writing preferably to the place of work or, for former managers, to the address they indicated. To this end Recipients must promptly notify the Company officers appointed for the purpose of any change in the above information.

7	Disputes

7.1	Any disputes arising from, dependent on or howsoever connected with the Plan will be referred to the sole competence of the judiciary of Rome.

Rome, 12 February 2002

2002/2003 STOCK-OPTION PLAN

In its meeting on 12 February 2002 the Board of Directors of TIM approved a new offer of stock options in relation to the 2002/2003 Stock-Option Plan (the “Plan”) and aimed at the Company’s strategic human resources.

Accordingly and in light of your activity, I am pleased to inform you that you are among the beneficiaries of the new plan. Specifically, you have been granted a total of ... options (the “Options”) to subscribe for an equal number of newly-issued ordinary shares of the Company (the “Shares”).

The subscription price for each Share is €5.67 and is equal to not less than the arithmetic mean of the official prices of the TIM ordinary shares recorded on the MTA electronic share market organized and managed by Borsa Italiana S.p.A. during the month prior to the date of the offer.

The options may be exercised on a continuous basis, without being subject to any performance parameters, in accordance with the terms and conditions set out below:

•	the first lot of Options, corresponding to 50% of the total options granted, may be exercised from December 2002 up to December 2008, inclusive;

•	the second lot of Options, corresponding to the remaining 50% of the total options granted, may be exercised from December 2003 up to December 2008, inclusive.

Your current annual salary and the national and company agreements that govern its development are unaffected by the Plan, which does not give rise to any rights with regard to the granting of similar benefits in the future.

For all matters not covered here, please refer to the Plan Rules (the “Rules”), which are enclosed and are an integral and substantial part of the Plan.

I am certain of your diligent collaboration and constant effort and send you my regards and best wishes for your work in the future.

Marco De Benedetti

Enclosures

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For acceptance:	Signature	Date

For specific acceptance pursuant to Articles 1341 and 1342 of points 2.3-3.2-3.3-3.5-3.6-4.1-5-6 et seq. of the enclosed Rules.

For acceptance:	Signature	Date

CAUTION

The offer of options on ordinary shares of Telecom Italia Mobile S.p.A. for the period 2002/2003 constitutes a “public offering” to which the relevant provisions of Legislative Decree 58/1998 as amended do not apply in accordance with Article 33.1g) of Consob Regulation 11971/1999. Consequently, the enclosed Rules do not constitute an offering prospectus or equivalent document as provided for in the above-mentioned Regulation and do not have to be cleared by Consob.